Exhibit 99.1

Dominion Diamond Corporation Reports Fiscal 2017 Fourth Quarter and Year-End Sales, Ekati Diamond Mine Production Results and Fox Deep Drilling Update

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--February 22, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports Ekati Diamond Mine and Diavik Diamond Mine fourth fiscal quarter 2017 (November through January) sales and Ekati Diamond Mine production results. Unless otherwise specified, all financial information is presented in U.S. dollars.

Highlights

  Sales:
    Fourth fiscal quarter diamond sales1 were $129.9 million from the sale of 1.4 million carats (Q4 fiscal 20162 - $178.1 million from the sale of 1.1 million carats).
  Ekati Production (100% basis):
    During the fourth fiscal quarter 2017, the Ekati Diamond Mine recovered a record 2.3 million carats from 1.0 million tonnes processed (Q4 fiscal 2016 - 1.2 million carats from 0.9 million tonnes processed).
    Carat production increased by 93% compared to the same period in the prior year due to the positive impact of processing of a large proportion of high grade Misery ore.
  Ekati Fiscal 2018 Mine Plan
    During fiscal 2018, the Company plans to produce 6.3 to 7.0 million carats from the processing of 3.7 to 4.0 million tonnes (fiscal 2017: 5.2 million carats from the processing of 2.9 million tonnes).
    The Company expects to process primarily high value ore from the Koala underground and Misery Main pipes during the first quarter fiscal 2018, with an increased proportion of ore from the Pigeon and Lynx pipes during the remainder of the fiscal year.
    The fines dense media separation (Fines DMS) plant, which increases the recovery of diamonds smaller than 1.2 millimetres, continues to ramp up through the first fiscal quarter, and is expected to be fully operational during the second fiscal quarter.
  Fox Deep Drilling Program
    Based on encouraging results from a reverse circulation drilling campaign this winter, including an average bulk sample grade of 0.38 carats/tonne, a prefeasibility study on Fox Deep is now underway, and is expected to be completed in late fiscal 2018.

(1) Excluded from the Ekati sales recorded in the fourth quarter of fiscal 2017 were $5.1 million from the sale of pre-commercial production from the Misery Main open pit.
(2) Excluded from the Ekati sales recorded in the fourth quarter of fiscal 2016 were $2.5 million from the sale of pre-commercial production from the Misery Northeast pipe.

Sales
Ekati and Diavik Rough Diamond Sales
The Company recorded total fourth quarter fiscal 2017 sales of $129.9 million from the sale of 1.4 million carats. Total rough diamond sales decreased 27% in the fourth fiscal quarter compared to the same period in the prior year. This was due primarily to a reduction in the goods available for sale following the process plant fire at the Ekati Diamond Mine. Sales in the quarter were also negatively affected by the disruption in normal trading activity following the demonetization of the Indian rupee in November 2016. Total carats sold in the fourth fiscal quarter increased by 24% from the same period in the prior year, due primarily to the availability for sale of rough diamonds from high grade Misery Main ore. Total carats sold in the fourth fiscal quarter of the prior year were negatively impacted by the decision to hold back lower-than-average priced inventory due to a weakened diamond market. Three rough diamond sales were held during the quarter. The Company plans to hold two rough diamond sales in the first quarter of fiscal 2018.

Q4 FY 2017 Summary Sales in millions of US dollars	Three months ended Jan 31, 2017	Twelve months ended Jan 31, 2017	Three months ended Jan 31, 2016	Twelve months ended Jan 31, 2016
Ekati Rough (100% basis)	$51.9	$295.2	$111.6	$464.8
Diavik Rough (40% basis)	$78.0	$275.7	$66.5	$255.7
Total Sales(1)	$129.9	$570.9	$178.1	$720.6

Carats Sold (000s)
Ekati Rough (100% basis)	671	3,411	636	2,337
Diavik Rough (40% basis)	698	3,140	469	1,740
Total Carats Sold (1) (2)	1,369	6,552	1,105	4,077

(1) Excluded from the Ekati sales recorded in fiscal 2017 is pre-commercial production from the Misery Main, Misery Northeast and Pigeon pipes. During the fourth quarter of fiscal 2017, the Company sold pre-commercial production from the Misery Main open pit for proceeds of $5.1 million (Q4 fiscal 2016 - $2.5 million from the sale of pre-commercial production from Misery Northeast). For the year ended January 31, 2017, the Company sold pre-commercial production for proceeds of $27.2 million (year ended January 31, 2016 - $9.5 million from the sale of pre-commercial production from Misery Northeast).
(2) Figures may not add up due to rounding.

The Diamond Market
The market ended the year on a positive note despite the divergence between the resilient market for larger better goods and the more challenging situation for the smaller cheaper goods. The Christmas season in the U.S. failed to meet market expectations, but this was balanced out by renewed retail activity over the Chinese New Year, resulting in an anticipated rise in polished demand from China in the first quarter of 2017.

The Indian retail market has started to recover from the jewelers’ strike in the middle of the year and the impact of demonetization of the Indian rupee towards year-end. The latter is expected to continue to have a dampening effect on the Indian retail jewelry market in the short-term, with demand expected to return to normal in this sector by the fall of 2017. Much of the manufacturing sector that focuses on lower price rough diamonds was brought to a standstill by the demonetization. However, the segment of the manufacturing sector that focuses on higher priced rough diamonds, and produces primarily for the export market, has been less disrupted.

Ekati Production

  During the fourth fiscal quarter 2017, the Ekati Diamond Mine recovered a record 2.3 million carats from 1.0 million tonnes of ore processed (Q4 fiscal 2016 - 1.2 million carats from 0.9 million tonnes processed).
  Carat production was positively impacted during the quarter by the processing of a large proportion of high grade Misery Main ore, resulting in a 93% increase in carat production compared to the same quarter of the prior year.
  Approximately 0.3 million tonnes of Misery Main and Koala ore remained in stockpiles at the end of the fourth fiscal quarter, and a blend of ore from these high value sources will continue to be prioritized for processing in the first fiscal quarter 2018.
  Waste stripping continues at the Lynx pipe with first ore expected to be delivered to the process plant in the second fiscal quarter 2018.

Ekati Diamond Mine Production (100% basis)

For the three months ended January 31, 2017				For the three months ended January 31, 2016
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Koala	451	213	0.47	293	266	0.91
Misery Main	507	2,038	4.02	-	-	-
Pigeon	1	0.4	0.39	39	24	0.60
Misery Satellites(2)	-	-	-	377	706	1.87
COR(3)	-	-	-	208	168	0.81
Total(4)	959	2,252	2.35	917	1,164	1.27
For the twelve months ended January 31, 2017				For the twelve months ended January 31, 2016
Pipe	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)	Ore Processed (000s tonnes)	Carats(1) (000s)	Grade(1) (carats/tonne)
Koala	1,176	649	0.55	1,034	883	0.85
Misery Main	916	3,601	3.93	-	-	-
Pigeon	408	174	0.43	39	24	0.60
Misery Satellites(2)	440	784	1.78	1,146	1,941	1.69
Koala North	-	-	-	97	53	0.55
Fox	-	-	-	85	24	0.28
COR(3)	-	-	-	1,216	807	0.66
Total(4)	2,940	5,208	1.77	3,618	3,732	1.03

(1) As different ore sources are blended during processing, carats and grade per pipe are estimated using the block models for the ore processed from each pipe, adjusted for the overall reconciliation of total carats recovered against the model. The total carats produced include all incremental production arising as a result of the changes made to the Ekati process plant to improve diamond liberation.
(2) The Misery Satellites include the Misery South and Southwest satellite pipes, which are inferred mineral resources, and Misery Northeast material. Approximately 2,500 tonnes of Northeast material was processed during the year ended January 31, 2017, at an average grade of 0.98 carats per tonne. The Northeast material is not included in the mineral reserves or mineral resources, and is therefore incremental production.
(3) This material is not included in the mineral reserves or mineral resources and is therefore incremental production.
(4) Figures may not add due to rounding.

Diavik Production
The Diavik Diamond Mine production results for the fourth calendar quarter of 2016 were released on January 16, 2017. Diavik reports to the calendar year ending December 31, and Ekati reports to the fiscal year ending January 31. The Company does not report Diavik fiscal production results.

Fiscal 2018 Mine Plan – Ekati Diamond Mine

Run of Mine Production – Fiscal 2018 Ekati Diamond Mine (100% basis)	Tonnes Mined (millions)	Tonnes Processed (millions)	Carats (millions)
Mine Plan for Fiscal 2018	27 - 30	3.7 – 4.0	6.3 -7.0

Open pit mining will take place at all pipes, with the exception of Koala, where mining is underground. Processed ore and recovered carats will be sourced from the following kimberlite pipes in the approximate proportions noted below:

Ekati Kimberlite Pipes	Percentage of Tonnes Processed	Percentage of Carats Recovered
Mineral Reserves Only Base Case
Koala Underground	30%	10%
Pigeon	30%	5%
Misery Main	20%	60%
Lynx	5%	5%
Total (Base Case only)	85%	80%

Misery Southwest(1)	15%	20%
Total (Operating Case)	100%	100%

(1) Misery Southwest pipe is currently an inferred mineral resource. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the Operating Case will be realized.

Mine Plan Key Timeline

  A high-value blend of primarily Misery Main and Koala underground ore will continue to be prioritized for processing in the first fiscal quarter.
  The processing of significant amounts of Pigeon and Lynx ore is expected to begin in the second fiscal quarter, with a corresponding reduction in Misery Main and Koala underground ore.
  Lynx ore is planned to be processed primarily during the second and third quarters of fiscal 2018, and will be replaced by Misery Southwest material in the fourth fiscal quarter while waste stripping is being completed for the second phase of mining at the Lynx open pit.
  The Fines DMS plant continues to ramp up through the first fiscal quarter, and when fully operational in the second fiscal quarter, is expected to result in the recovery of a higher proportion of small diamonds.

Fox Deep Drilling Program
The Company has received the results of a reverse circulation drilling campaign conducted this winter at the Fox pipe, below the previously-mined open pit. Three holes, with a drill hole diameter of approximately 24 inches, were drilled to depths ranging from 448 metres to 600 metres, producing a sample of approximately 1,000 dry tonnes. The Saskatchewan Research Council processed the drill hole interval samples, and a total of 378 carats were recovered at a 1.0 millimetre bottom cut-off, for an average bulk sample grade of 0.38 carats per tonne. Based on these encouraging results, a prefeasibility study is now underway at Fox Deep, and is expected to be completed in late fiscal 2018.

Qualified Person
The scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultant, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. For further details and information concerning the Company’s mineral reserves and mineral resources at the Ekati Diamond Mine, please refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of July 31, 2016, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

Cautionary Statement Regarding Preliminary Results
The Company cautions that the Company’s fourth quarter and year-end sales results disclosed in this news release are preliminary and reflect expected fourth quarter year-end sales results as of the date of this news release. Actual reported results are subject to final review and may vary from what is currently expected because of a number of factors, including, without limitation, additional or revised information and changes in accounting standards or policies or in how those standards are applied. In addition, the preliminary results contained in this news release do not include all of the measures of financial performance that would be disclosed in the Company’s annual financial statements. The Company will provide additional financial information and related discussion and analysis about its fourth quarter and year-end financial results when it reports those actual results.

Forward-Looking Information
Certain information included herein, including information about mining activities and other plans at the Ekati Diamond Mine, estimated production from the Ekati Diamond Mine and expectations concerning the diamond industry, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati Diamond Mine; mining, production, construction and exploration activities at the Ekati Diamond Mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and also owns 40% of the Diavik Diamond Mine. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Ms. Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca